Exhibit 12.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO

COMBINED FIXED CHARGES AND DIVIDENDS ON PREFERRED STOCK

AND LOSSES ON PURCHASES OF PREFERRED STOCK

(DOLLARS IN THOUSANDS)

	Years Ended December 31,					Nine Months Ended September 30,
	2010	2011	2012	2013	2014	2015

Computation of earnings:
Income (loss) from continuing operations before income taxes	$(358,991)	$151,196	$64,853	$251,001	335,070	373,181
Add:
Fixed charges (as computed below)	592,344	611,522	717,672	752,241	791,386	565,650
Subtract:
Interest capitalized	—	(265)	(2,335)	(1,832)	(2,985)	(3,372)

	$233,353	$762,453	$780,190	$1,001,410	$1,123,471	$935,459

Computation of fixed charges and combined fixed charges and preferred stock dividends and losses on purchases of preferred stock:
Interest expense	406,222	404,968	491,184	491,041	491,581	364,579
Amortized premiums, discounts and capitalized expenses related to indebtedness	84,047	102,883	109,860	98,589	81,710	34,203
Interest capitalized	—	265	2,335	1,832	2,985	3,372
Interest component of operating lease expense	102,075	103,406	114,293	160,779	215,110	163,496

Fixed charges	592,344	611,522	717,672	752,241	791,386	565,650
Dividends on preferred stock and losses on purchases of preferred stock	20,806	22,940	2,629	11,363	43,988	32,991

Combined fixed charges and dividends on preferred stock and losses on purchases of preferred stock	$613,150	$634,462	$720,301	$763,604	$835,374	$598,641

Ratio of earnings to fixed charges	—	1.2	1.1	1.3	1.4	1.7

(Deficiency) excess of earnings to cover fixed charges	$(358,991)	$150,931	$62,518	$249,169	$332,085	$369,809

Ratio of earnings to combined fixed charges and dividends on preferred stock and losses on purchases of preferred stock	—	1.2	1.1	1.3	1.3	1.6

(Deficiency) excess of earnings to cover fixed charges and preferred stock dividends and losses on purchases of preferred stock	$(379,797)	$127,991	$59,889	$237,806	$288,097	$336,818